UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

July 28, 2010

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto President & CEO
Head Office:	2-5-1 Marunouchi Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1st Sec., OSE 1st Sec.)

Announcement regarding Result of Third-Party Allotment

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that, in connection with the Issuance of New Shares by way of Third-Party Allotment, which was resolved at the meeting of the Board of Directors held on June 25, 2010, it has been notified that the allottee will subscribe in full for the shares to be issued, as set forth below.

(1)	Number of Shares to be Issued	391,000,000 shares

(2)	Total Amount to be Paid	¥ 48,980,570,000

(3)	Amount of Stated Capital and Additional Paid-in Capital to be Increased	The amount of stated capital to be increased ¥ 24,490,285,000 The amount of additional paid-in capital to be increased ¥ 24,490,285,000

Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the result of the third-party allotment, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. The securities referred to above will not be publicly offered or sold in the United States.

[For Reference]

1.	The Issuance of New Shares by way of Third-Party Allotment was resolved at the meeting of the Board of Directors held on June 25, 2010 together with the Issuance of New Shares by way of Offering (Public Offering) and Secondary Offering of Shares (Japanese Secondary Offering by way of Over-Allotment).

For detailed information on the Issuance of New Shares by way of Third-Party Allotment, please refer to the press releases entitled “Announcement regarding Issuance of New Shares and Secondary Offering of Shares, and Withdrawal of Shelf Registration Statement in Japan for Future Equity Issuances” dated June 25, 2010 and “Announcement regarding Determination of Issue Price and Selling Price and Other Matters” dated July 13, 2010.

2.	Changes in the number of issued shares as a result of this capital increase by way of public offering and third-party allotment

Total number of issued shares (as of June 30, 2010):
	Common Stock:	15,515,814,530 shares
	Eleventh Series Class XI Preferred Stock:	914,752,000 shares
	Thirteenth Series Class XIII Preferred Stock:	36,690,000 shares
	Total:	16,467,256,530 shares

Increase in number of shares as a result of the capital increase by public offering:
	Common Stock:	5,609,000,000 shares

Total number of issued shares after the capital increase by public offering:
	Common Stock:	21,124,814,530 shares
	Eleventh Series of Class XI Preferred Stock:	914,752,000 shares
	Thirteenth Series Class XIII Preferred Stock:	36,690,000 shares
	Total:	22,076,256,530 shares

Increase in number of shares as a result of the capital increase by way of third-party allotment:
	Common Stock:	391,000,000 shares

Total number of issued shares after the capital increase by way of third-party allotment:
	Common Stock:	21,515,814,530 shares
	Eleventh Series of Class XI Preferred Stock:	914,752,000 shares
	Thirteenth Series Class XIII Preferred Stock:	36,690,000 shares
	Total:	22,467,256,530 shares
Note:	The total number of issued shares above is based on the figure as of June 30, 2010, since MHFG has issued convertible preferred stock and stock acquisition rights.

Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the result of the third-party allotment, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. The securities referred to above will not be publicly offered or sold in the United States.

3.	Use of Proceeds

The approximate net proceeds of ¥ 748,016,970,000 (the total amount of ¥ 48,753,190,000, which is the approximate net proceeds from the Capital Increase by way of Third-Party Allotment, ¥ 325,243,490,000, which is the approximate net proceeds from the Japanese Public Offering and ¥ 374,020,290,000, which is the approximate net proceeds from the International Offering, that were resolved on the same date as such Capital Increase by way of Third-Party Allotment) is planned to be used in full to make investments in MHFG’s consolidated subsidiaries by the end of March 2011.

Contact:	Mizuho Financial Group, Inc.
Corporate Communications
Public Relations Office
Tel: 03-5224-2026

Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the result of the third-party allotment, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. The securities referred to above will not be publicly offered or sold in the United States.